                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                        Emons Transportation Group, Inc.
                                (Name of Issuer)


                     Common Stock par value $0.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                  291575-10-8
                             --------------------
                                 (CUSIP Number)


                              Mark S. Weitz, Esq.
                          Leonard, Street and Deinard
                             150 South Fifth Street
                             Minneapolis, MN 55402
                                (612) 335-1517
                         ----------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 12, 1997
         --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing
this schedule because of Rule 13d-1(b)(3) or (4), check the following box  [   ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 6 pages)

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 291575-10-8                                    PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Michael J. Blake            ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          411,100
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          411,100
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      411,100

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 291575-10-8                                   PAGE 3 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Brian E. Danzis         ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          81,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          81,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      81,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.    Security and Issuer
-------    -------------------

          (a) Class of Securities:  Common Stock, par value $0.01 per share

          (b) Issuer: Emons Transportation Group, Inc. (the "Issuer")
                      96 South George Street
                      York, PA 17401

Item 2.    Identity and Background
-------    -----------------------

           (a-c), (1) This statement is being filed by Michael J. Blake ("Blake") and Brian E. Danzis ("Danzis"), citizens of the United States.

           Blake is a general partner of Robinson, Blake & George, a Minnesota investment partnership, and a director of the Minneapolis Grain Exchange. His principal business address is 412 South Fourth Street, Suite 1200, Minneapolis, Minnesota 55415.

           Danzis is a Vice President of American Tower Systems, Inc. His principal business address is 2120 Fisher Road, Mechanicsburg, Pennsylvania 17055.

           While there is no written agreement between Blake and Danzis, Danzis may follow the instructions of Blake with respect to the voting or disposition of the shares of the Issuer owned by Danzis. Blake and Danzis each hereby expressly disclaim that they constitute a "group," as such term is used in Schedule 13D.

           (d,e) During the last five years, neither Blake nor Danzis has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and neither has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.    Source and Amount of Funds or other Consideration
-------    -------------------------------------------------

     Since August 6, 1997, the date of the filing of Amendment No. 1 to Schedule 13D, Blake and Danzis acquired an aggregate 60,000 of the Issuer's Common Stock for an aggregate purchase price of $180,000 in private transactions on December 12, 1997. While the increase in Blake and Danzis' aggregate shareholdings was less than 1%, an increase in the Issuer's number of shares of Common Stock outstanding resulted in Blake and Danzis acquiring, in the aggregate, greater than 1% of the number of shares of Common Stock outstanding.

      Each of Blake and Danzis purchased their respective shares, as set forth in Item 5 hereof, with personal funds.

Item 4.    Purpose of Transaction.
-------    -----------------------

       Blake and Danzis purchased the Shares reported herein to obtain an equity interest in the Issuer. Although, other than as described in this Item, the owners do not have any current plans or proposals with respect to the Issuer or its Shares, they reserve the right to take any and all actions which could include, without limitation, a proxy contest or an acquisition of the Issuer, alone or in conjunction with others. Considerations relevant to any future action may include then current market and economic conditions, the Issuer's then current or prospective financial performance, the market performance of the Common Stock of the Issuer and management's plans, if any, with respect to the Issuer. The owners also may continue to acquire Shares and may dispose of Shares, from time to time, in the open market or otherwise.

      At the Issuer's Annual Meeting of Stockholders, held on November 20, 1997, Blake was elected to the Issuer's Board of Directors.

Item 5.    Interest in Securities of the Issuer
-------    ------------------------------------

      (a-b) Subject to the disclaimer of beneficial ownership hereinafter set forth Blake and Danzis hereby report beneficial ownership of an aggregate 492,100 Shares, as follows:



                        Number
Person                of Shares   Percent of Class
-------------------   ---------   -----------------

Michael J. Blake        411,100                7.0%

Brian E. Danzis          81,000                1.4%
                        -------                ---

TOTAL                   492,100                8.4%

      The Percent of Class is based upon the number of outstanding shares reported in the Issuer's Form 10-Q for the quarter ended September 30, 1997.

      Each of Blake and Danzis possess sole power to vote or direct the vote, and sole power to dispose or direct the disposition, of the number of shares set forth opposite such person's name.

  AS PROVIDED IN RULE 13d-4, BLAKE AND DANZIS EACH HEREBY DECLARE THAT THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT EITHER ONE IS, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT, THE BENEFICIAL OWNER OF THE SECURITIES OWNED BY THE OTHER.

     (c) Except as set forth in Item 3, above, no transactions were effected by Blake and Danzis since August 19, 1997.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6.         Contracts, Arrangements, Understanding or Relationships with
-------         ------------------------------------------------------------
                Respect to Securities of the Issuer
                -----------------------------------

     None, except for the information set forth in Item 4 hereof, which is incorporated herein by this reference thereto.

Item 7.    Material to be Filed as Exhibits
-------    --------------------------------

     None.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 11, l998



    /s/ Michael J. Blake                            /s/ Brian E. Danzis
---------------------------                     -------------------------
Michael J. Blake                                Brian E. Danzis

                                       6